UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28312

A.            Full title of the plan and the address of the plan, if

different from that of the

issuer named below:

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

B.            Name of issuer of the securities held pursuant to the

plan and the address of its

principal executive office:

First Federal Bancshares of Arkansas, Inc.

1401 Highway 62-65 North

Harrison, Arkansas  72601

Financial Statements and Exhibits

(a)                                  Financial Statements for the years ended December 31, 2009 and 2008, Supplemental Schedule as of December 31, 2009, and Reports of Independent Registered Public Accounting Firms.

(b)                                 Exhibit

(23)    Consents of Independent Registered Public Accounting Firms (following financial statements).

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Audit Committee of

First Federal Bancshares of Arkansas, Inc.

Employees’ Savings & Profit Sharing Plan

Harrison, Arkansas

We have audited the accompanying statement of net assets available for benefits of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of and for the year ended December 31, 2008 were audited by other auditors whose report dated June 26, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Frazer Frost, LLP

Little Rock, Arkansas

June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

First Federal Bancshares of Arkansas, Inc. Employees’ Savings and Profit Sharing Plan

Harrison, Arkansas

We have audited the accompanying statement of net assets available for benefits of First Federal Bancshares of Arkansas, Inc. Employees’ Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas

June 26, 2009

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
INVESTMENTS — Fair value:
First Federal Bancshares of Arkansas, Inc. stock	$1,398,292	$4,746,543
Common collective trust funds	2,046,682	1,459,819
Cash equivalents	1,352	5,202
Participant loans	76,748	56,787
Total investments	3,523,074	6,268,351

Employee contributions receivable	7,213	—

Total assets	3,530,287	6,268,351

LIABILITIES
Corrective distributions payable	2,967	—

NET ASSETS AVAILABLE FOR BENEFITS	$3,527,320	$6,268,351

See notes to financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:
Contributions:
Employee contributions	$346,318	$462,367
Employer contributions	37,733	302,520
Rollover contributions	835	—

Total contributions	384,886	764,887

Interest and dividends	21,774	395,851

Total additions	406,660	1,160,738

DEDUCTIONS:
Net depreciation in fair value of investments	2,903,665	4,466,780
Benefits paid to participants	225,978	413,275
Corrective distributions	2,967	—
Administrative expenses	15,081	13,368

Total deductions	3,147,691	4,893,423

DECREASE IN NET ASSETS	(2,741,031)	(3,732,685)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,268,351	10,001,036

End of year	$3,527,320	$6,268,351

See notes to financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.                      DESCRIPTION OF THE PLAN

The following description of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan adopted effective June 1, 2006 covering all eligible employees of First Federal Bancshares of Arkansas, Inc. (the “Company”). Employees who have attained the age of 21 and have completed 12 consecutive months of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company also maintained a qualified Employee Stock Ownership Plan (ESOP). The Company merged the ESOP into the Plan effective June 1, 2006. Participant accounts under the ESOP are maintained as a separate source (“ESOP source”) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

Plan Administration — The Plan is administered by the Company. Indiana Bank & Trust Company served as trustee for the Plan until June 5, 2009.  Reliance Trust Company became trustee for the Plan effective June 5, 2009.

Contributions — Each year, participants may contribute up to 75% of their pretax annual compensation (“Plan Salary”), as defined by the Plan, subject to certain Internal Revenue Code (IRC) limitations. Employee contributions are on a pretax basis and are withheld from participants’ compensation. During the year ended December 31, 2008 and from January 1, 2009 through February 16, 2009, the Company contributed 100% of elective contributions not to exceed 3% of Plan Salary plus 50% of elective contributions that exceed 3% of Plan Salary but do not exceed 5% of Plan Salary. Effective February 16, 2009, the Company suspended its safe harbor matching contribution.  Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2009 or 2008. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s safe harbor contributions, and allocations of Company discretionary contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings, contributions or account balances, as defined. The ESOP source is credited with an allocation of the Company’s contribution, if any; eligible forfeitures of terminated participants’ nonvested accounts; and earnings on ESOP source assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting — Participants are vested immediately in their contributions and the Company’s safe harbor contribution plus actual earnings thereon. Vesting of the ESOP source is based upon years of service. A participant becomes fully vested in the ESOP source after five years of credited service. Contributions made to the ESOP source after 2006 become fully vested after three years of credited service.

Benefits and Forfeitures — Upon a participant’s attainment of normal retirement age, disability, or death, the employee’s account is fully vested and distributed to the participant or the designated beneficiary. Under the terms of the Plan, the methods of distribution upon retirement or termination of service will be either a lump-sum payment or periodic installments spread over a period not to exceed the life expectancy of the participant and his or her spouse.

Participants with vested ESOP stock may elect to receive a distribution of cash dividends on their ESOP stock or have the dividends paid to the ESOP source of the Plan and reinvested in Company stock. Participants may change their election with respect to dividends annually.

ESOP source amounts forfeited are utilized first to restore accounts of employees rehired before they have a five-year break in service (defined as five consecutive years with no hours of service), with the remaining balance allocated to participant accounts with ESOP source balances. At December 31, 2009 and 2008, forfeited nonvested ESOP balances totaled approximately $2,000 and $8,000, respectively. During the year ended December 31, 2008, forfeitures of approximately $6,800 were allocated to participant accounts. There were no such allocations in 2009.

Loans to Participants — Loans to participants are permitted under the provisions of the Plan and may range from a minimum of $1,000 to a maximum of the lesser of $50,000 or 50% of the individual’s vested account balance, excluding the ESOP source.

Corrective Distributions — The Plan failed the average deferral test for the year ended December 31, 2009. As a result, corrective distributions in the amount of $2,967 are recorded as a liability and as an expense in the accompanying financial statements. These corrective distributions were paid to the applicable participants in 2010.

Diversification — Plan participants have the right to diversify any or all of their ESOP shares into any available funds under the Plan.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition — The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Unit Values — Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from this fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document. During 2009 and 2008, fees for trustee services, administration of the Plan, attorneys, and accountants were paid by the Company. The Company may continue to pay these fees in the future if it so chooses; otherwise, these fees will be paid by the Plan.

Payment of Benefits — Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts — While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.  No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the amount of the adjustments have been determined to be immaterial.

Recent Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial statements.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under ASC 820, formerly known as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 820 reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) — Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years.

3.                      FAIR VALUE MEASUREMENTS

The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2009 and 2008.

First Federal Bancshares of Arkansas, Inc. common stock:  Investments in publicly-traded securities (First Federal Bancshares of Arkansas, Inc. common stock) are carried at published market values.

Common collective trust funds:  The fair values of interests in common collective trust funds, other than stable value funds, are based upon the fair value of the underlying investments held by the fund, as determined by the trustee using the audited financial statements of the common collective trust funds. The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable.

Participant loans:  Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
December 31, 2009
First Federal Bancshares of Arkansas, Inc. stock	$1,398,292	$—	$—	$1,398,292
Common collective trust funds	—	2,046,682	—	2,046,682
Cash and cash equivalents	1,352	—	—	1,352
Participant loans	—	—	76,748	76,748
	$1,399,644	$2,046,682	$76,748	$3,523,074

December 31, 2008
First Federal Bancshares of Arkansas, Inc. stock	$4,746,543	$—	$—	$4,746,543
Common collective trust funds	—	1,459,819	—	1,459,819
Cash and cash equivalents	5,202	—	—	5,202
Participant loans	—	—	56,787	56,787
	$4,751,745	$1,459,819	$56,787	$6,268,351

The changes in level 3 assets, consisting of participant loans, for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008

Balance, beginning of year	$56,787	$13,958
New loans, net of principal repayments	19,961	42,829

Balance, end of year	$76,748	$56,787

4.                      INVESTMENTS

Participants may direct how their accounts are to be invested in the funds offered by the Plan. They may change these fund selections and transfer amounts between funds at any time. The Plan permits participants to change their contribution percentage elections at any time with the change effective in the following pay period.

The market values of investments that represent more than 5% of the Plan’s net assets as of December 31, 2009 and 2008, are as follows:

	2009	2008

First Federal Bancshares of Arkansas, Inc. Stock:
610,608 and 626,193 shares at December 31, 2009 and 2008, respectively	$1,398,292	$4,746,543
State Street Global Advisors Common Collective Trust Funds:
Growth & Income Fund	387,437	293,320
Growth Fund	529,606	397,020
	$2,315,335	$5,436,883

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

First Federal Bancshares of Arkansas, Inc. Stock	$(3,276,507)	$(4,018,017)
Common Collective Trust Funds	372,842	(448,763)

	$(2,903,665)	$(4,466,780)

5.                      EXEMPT PARTY-IN-INTEREST

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan allows participants to invest their account balances in shares of First Federal Bancshares of Arkansas, Inc.  The number of shares of common stock held by the Plan at December 31, 2009 and 2008 was 610,608 shares and 626,193 shares, respectively.  The fair value of these shares at December 31, 2009 and 2008 was $1,398,292 and $4,746,543 respectively.  An annual cash dividend of $0.03 and $0.64 per share of common stock outstanding was paid during the years ended December 31, 2009 and 2008, respectively. The Plan allows loans to participants. As a result, these investments and all related transactions were with parties-in-interest.

6.                      PLAN TERMINATION

Although it has not expressed intention to do so, the Company has the right under the Plan to make amendments to the Plan, to discontinue its contribution terms at any time, and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan was terminated, the amount credited to each participant’s account would become fully vested.

7.                      FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Pentegra Services, Inc. (“Pentegra”). Pentegra received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements as of and for the year ended December 31, 2009 to Form 5500. There were no such reconciling items as of or for the year ended December 31, 2008.

Net assets available for benefits per the financial statements	$3,527,320
Employee contributions receivable	(7,213)
Corrective distribution payable	2,967
Net assets available for benefits per the Form 5500	$3,523,074

Employee contributions per the financial statements	$346,318
Employee contributions receivable	(7,213)
Employee contributions per the Form 5500	$339,105

Corrective distributions per the financial statements	$2,967
Corrective distribution payable	(2,967)
Corrective distributions per the Form 5500	$—

******

SUPPLEMENTAL SCHEDULE

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2009

SPONSOR FEDERAL ID #71-0785261 (PLAN 003)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common Stock
*	First Federal Bancshares of Arkansas, Inc. common stock		**	$1,398,292

	Common Collective Trust Funds
	State Street Global Advisors	Short Term Investment Fund	**	89,688
	State Street Global Advisors	Aggregate Bond Fund	**	9,911
	State Street Global Advisors	Long Treasury Index Fund	**	67,337
	State Street Global Advisors	Growth Fund	**	529,606
	State Street Global Advisors	Growth & Income Fund	**	387,437
	State Street Global Advisors	Income Plus Fund	**	89,306
	State Street Global Advisors	International Fund	**	97,162
	State Street Global Advisors	NASDAQ 100 Fund	**	111,331
	State Street Global Advisors	Retirement 2015	**	46,317
	State Street Global Advisors	Retirement 2025	**	11,252
	State Street Global Advisors	Retirement 2035	**	39,690
	State Street Global Advisors	Retirement 2045	**	6,502
	State Street Global Advisors	Russell 2000 Stock Fund	**	98,516
	State Street Global Advisors	S&P 500 Stock Fund	**	64,004
	State Street Global Advisors	S&P 500 Growth Stock Fund	**	108,852
	State Street Global Advisors	S&P 500 Value Stock Fund	**	38,982
	State Street Global Advisors	S&P Midcap Fund	**	130,081
	State Street Global Advisors	Pentegra Stable Value Fund	**	63,976
	State Street Global Advisors	U.S. Real Estate Securities Fund	**	56,732

				2,046,682
	Cash Equivalents
	Goldman Sachs	Money Market Fund	**	1,352

	Participant Loans
*	Participants	Loans to participants (interest rates ranging from 4.25% to 9.25% and maturities from 2010 through 2015)	**	76,748

	TOTAL INVESTMENTS			$3,523,074

*      Represents a party-in-interest.

**    Assets are participant-directed investments; therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Regulation
S-K Exhibit
Number	Document

23.1	Consent of Frazer Frost LLP

23.2	Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Name of Plan

/s/ Larry J. Brandt	June 28, 2010
Larry J. Brandt
President and Chief Executive Officer

/s/ Sherri R. Billings	June 28, 2010
Sherri R. Billings
Executive Vice President and Chief Financial and Accounting Officer